

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2010

Paul S. Siebenmorgen
Chief Executive Officer
Farmers and Merchants Bancorp, Inc.
307 North Defiance Street
Archbold, Ohio 43502

> **Re:** **Farmers and Merchants Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed February 26, 2010**
> **File No. 0-14492**

Dear Mr. Siebenmorgen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 3

General

1. In future filings, please give a brief description of the economic conditions in the area in which you do business. For example, describe the nature of employment in the area, give population figures, and describe any material changes in these factors. Note, if available, the percentage of the loan portfolio made to the farming industry and related economic activity, and include any dependence on other types of commerce, discussing significant changes in this commerce and any other information material to your operations regarding local conditions.

2. Please revise to provide a comprehensive discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates. Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, and or sub-prime loans, including how you define that term.

3. Please specifically clarify whether you have made any modifications to loans as a result of borrower difficulty or whether you account for any loans as troubled debt restructurings. If you have made modifications to loans that you do not consider troubled debt restructurings, such as extensions or interest rate reductions, please tell us your basis for concluding that such loans are not troubled debt restructurings.

4. Please revise to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Nature of Activities, page 3

5. Please revise to disclose a quantification of the cost incurred as a result of your participation in the expanded FDIC limits and the Temporary Liquidity Guarantee Program.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 17

6. Please revise to disclose the following related to all of your critical accounting estimates and provide quantitative information to the extent possible:

    a. How you selected the particular assumptions used in each model. For example, discuss in greater detail how you determined the prepayment rates used to assess fair value for your mortgage servicing rights, or how you determined the appropriate number of years over which to amortize the asset

    b. How accurate these estimates and assumptions have been in the past

    c. How much these estimates and assumptions have changed in the past

Refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

2009 in Review, page 18

7. Reference is made to the third paragraph. In future reports, please list the three qualifications or include a cross-reference with a page number to where they can be found.

Material Changes in Results of Operations, page 18

8. In future reports, please discuss mortgage servicing rights in more detail. For example, disclose how the company generates revenue and income from mortgage servicing rights and note the dollar amount of mortgage servicing rights at the start and the end of each period discussed.

Securities, page 28

9. In future reports, clarify whether the amounts presented are presented at market or at historical cost.

10. In future reports, in tables like that on page 32, please consider including the dollar amount of nonperforming loans and the ratio of the allowance for loan losses to nonperforming loans.

Loan Portfolio, page 29

11. Revise the Loan Portfolio disclosure in future filings to provide a discussion of the following matters:

    a. the characteristics and underwriting criteria for each loan type

    b. the risks attaching to each type of loan and the risk relative to other types of lending

    c. the steps you take to reduce these risks, including, for example, limits on lending to one borrower

12. In future years, please include a discussion of your investment strategy and investment portfolio.

Allowance for Credit Losses, page 27

13. Item 304 of Regulation S-K requires registrants to discuss any known trends and uncertainties. In this regard, please revise to disclose the following related to your allowance for credit losses:

    a. Disclose any credit metrics you evaluate in connection with your determination of the allowance for loan losses and discuss the trends in these metrics over time;

    b. Discuss the severity of the decline in collateral values securing your loans and discuss how this decline has impacted your level of estimated credit losses over time;

    c. Discuss levels of and trends in past due loans, both for those loans past due greater than 90 days and those past due less than 90 days and specifically disclose how this has caused your estimate of credit losses to change over time;

    d. Discuss the levels and trends in potential problem loans and how this trend has caused your estimate of credit losses to change over time;

    e. Discuss the specific economic factors considered in connection with your estimate of credit losses and discuss how these factors have changed over time and how they have impacted your estimate of credit losses.

Liquidity, page 34

14. Please revise to disclose the amount of open credit lines available to you.

Directors and Executive Officers of the Registrant, page 69

Election of Directors and Information Concerning Directors and Officers, page 5 of proxy statement on Schedule 14A

Nominations for Members of the Board of Directors, page 10 of proxy statement on Schedule 14A

15. In future filings, please revise the disclosure concerning the business background of each director to make explicit the specific experience, qualifications, and skills that led to the conclusion that the individual should serve as a director. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 70

Compensation Discussion and Analysis, page 21 of proxy statement on Schedule 14A

16. It is not clear whether the compensation committee used benchmarking in 2009 to set its salaries for the named executive officers. If so, please identify in future filings the component companies that made up the compensation peer group and the basis for selecting the peer group. In addition, describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges. Also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

17. In the discussion of incentive cash compensation, please revise this discussion in future filings to provide a fuller discussion of the "second criterion" of earnings per share, comparable to the discussion in the previous paragraph concerning ROA targets.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Allowance for Loan Losses, page 47

18. Please revise to disclose your specific charge-off policy for collateral dependent loans. Disclose how you define a confirmed loss for charge-off purposes and describe how your charge-off policy on these loans impacts your general reserve calculation.

Loans Held For Sale, page 47

19. Please clarify whether you have loans held for sale at each reporting period end. If so, please tell us where these loans are recorded on your balance sheet. Your disclosures on page 18 indicate that over $1 million of the gain in non-interest income was due to the revenue generated from mortgage loan activity through establishing mortgage servicing rights and gain on the sale of loans into the secondary market. Therefore, it appears from your disclosures that you may originate mortgage loans primarily for resale. Please tell us where the cash flows related to these loans are classified in your Statement of Cash Flows. If you classify these cash flows as investing activities, please tell us how you concluded this was appropriate in light of the guidance in ASC 230-10-45-21.

Note 4 – Loans, page 52

20. Please revise to disclose why the majority of your impaired loans do not require an allowance. Disclose the reasons why these loans met the criteria to be classified as impaired but are still fully collectible. Clarify how the specific allocation is determined and how you consider declines in real estate values in your determination of the specific allocation for these loans.

Note 16. Fair Value of Financial Instruments

Fair Value Measurements, page 62

21. Please revise to provide a more specific disclosure of the model and inputs used to measure fair value for both your recurring and non-recurring fair value measurements.

22. Please revise to disclose the information related to non-recurring fair value measurements in a tabular format. We note your disclosure that the assets subject to nonrecurring fair value measurements consist primarily of loans but also include additional disclosure related to the methodology for valuing other real estate owned. Please clarify whether any of your real estate owned was subject to non-recurring fair value measurements during the reported period. If so, please revise to provide the tabular disclosures required by ASC 820-10-50-5.

23. Please clarify specifically whether you use a discounted cash flow measurement to evaluate loans for impairment that are subject to ASC 310-10-35-22 or whether you use the market price or collateral value to measure impairment. If you use the discounted cash flow methodology to measure the amount of impairment, please remove those loans from your fair value disclosures as the discount rate used in the discounted cash flow impairment model prescribed by ASC 310-10-35-22 is the contractual rate of the loan and not necessarily a market rate.

Form 10-Q for the quarter ended March 31, 2010

General

24. Please revise to address the above comments in your Form 10-Q, as applicable.

Notes to Condensed Consolidated Unaudited Financial Statements

General

25. Please revise to disclose the amortized cost basis, gross unrealized gains, gross unrealized losses and fair value of your investment securities by major security type. Please also disclose maturity information related to those securities. Refer to ASC 320-10-50-2.

26. Please revise to disclose the aggregate related fair value of investments with unrealized losses and the aggregate amount of unrealized losses for those securities in an unrealized loss position. These disclosures should be segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer. Provide additional narrative discussion regarding the factors considered in determining that your unrealized losses are not other than temporary. Refer to ASC 320-10-50-6 and ASC 320-10-50-7.

27. Please revise to disclose the following information for each period for which you present an income statement:

    a. The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses on those sales that have been included in earnings.

    b. The method used to determine the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings.

    c. The amount of the net unrealized holding gain or loss on available-for-sale securities for the period that has been included in accumulated other comprehensive income and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period.

    Refer to ASC 320-10-50-9

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policy and Estimates, page 5

28. We note your disclosure that the valuation of your post retirement benefit liability is an addition to the accounting policies you consider critical. Please revise this disclosure to provide an enhanced discussion of the models and assumptions used to value this liability. Please also revise to disclose the following related to all and provide quantitative information to the extent possible:

    a. How you selected the particular assumptions used in each model. For example, discuss in greater detail how you determined the prepayment rates used to assess fair value for your mortgage servicing rights, or how you determined the appropriate number of years over which to amortize the asset.

b. How accurate these estimates and assumptions have been in the past

c. How much these estimates and assumptions have changed in the past

Refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Fair Value of Financial Instruments, page 5

29. Please revise to include the disclosures related to your fair value measurements in the notes to the unaudited consolidated financial statements.

30. We note in your tabular disclosure on page 8 that you report certain of your available for sale securities as level one measurements as of December 31, 2009. Please revise to disclose why this disclosure differs from your presentation in Note 16 in your Consolidated Financial Statements included in your December 31, 2009 Form 10-K. Please revise either your March 31, 2010 Form 10-Q or your December 31, 2009 Form 10-K as applicable and tell us how you determined that this error did not cause you to restate your December 31, 2009 financial statements.

Material Changes in Results of Operations

Interest Income, page 10

31. Considering the material sales of investment securities, the additional features added to your variable rate loans, adjustments to the Farmer Mac portfolio and your efforts to add spread to the margin on your variable rate loans, coupled with the decline in interest cost on long term deposits and material increases to your long term borrowings, please revise to include the average balance and yield and rate/volume disclosures set forth in Item I of Industry Guide 3.

Provision Expense, page 11

32. Given the material increase in your loan loss provision and the material increases in your specific reserves related to the two commercial loans as disclosed on page 11, please revise to provide disclosures set forth in Items III and IV of Industry Guide 3.

33. Please disclose the dollar amount of nonperforming loans at the start and end of the period, and discuss and analyze reasons for any changes and discuss any trends perceived by management.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303 or Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst